UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

Catherine V. Andrews, Esq.

Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73933G 202	13D	Page 2 of 5 Pages

(1)	Names of reporting person Gary S. Winemaster
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,480,500
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,480,500
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,480,500(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 48.86%(1)
(14)	Type of reporting person IN

(1)	Based on 9,078,287 outstanding shares of the Issuer’s common stock as of the date of this Amendment No. 5 to Schedule 13D. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 73933G 202	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 3”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on May 9, 2011, as amended by Amendment No. 1 to Schedule 13D, filed on November 14, 2011, as further amended by Amendment No. 2 to Schedule 13D filed on September 24, 2012, as further amended by Amendment No. 3 to Schedule 13D, filed on January 2, 2013, as further amended by Amendment No. 4 to Schedule 13D, filed on January 16, 2013 (as further amended by this Amendment No. 5, the “Schedule 13D”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, Illinois 60191.

This Amendment No. 5 is being filed by Gary S. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Except for information provided in Amendment No. 2 to this Schedule 13D, all information pertaining to the identity and background of the Reporting Person remains the same.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

As reported in Amendment No. 3 to the Schedule 13D, on December 14, 2012, the Reporting Person entered into a Programmed Plan of Transactions under Rule 10b5-1 with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer as further described in Item 5 below (Item 4(a) of Schedule 13D).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) 9,078,287 shares of Common Stock are outstanding as of February 1, 2013, the date of this Amendment No. 5. Based on the foregoing, the 4,435,500 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person represent approximately 48.86% of the Common Stock outstanding as of the date of this Amendment No. 5. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Reported Shares, subject to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment.

(c) On January 18, 2013, pursuant to the Reporting Person’s 10b5-1 Plan with Merrill Lynch, 6,650 shares of Common Stock were sold at $17.50 a share. On January 22, 2013, pursuant to the Reporting Person’s 10b5-1 Plan with Merrill Lynch, 487 shares of Common Stock were sold at $17.50 a share. On January 23, 2013, pursuant to the Reporting Person’s 10b5-1 Plan with Merrill Lynch, 37,863 shares of Common Stock were sold at $17.50 a share. Apart from the sales, the Reporting Person has not effected any transaction in the Common Stock during the 60 days immediately prior to the filing of Amendment No. 5.

(d) As of the date of this Amendment No. 5, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares covered by this Amendment No. 5.

(e)	Not applicable.

CUSIP NO. 73933G 202	13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

10b5-1 Plan

On December 14, 2012, the Reporting Person entered into the 10b5-1 Plan with Merrill Lynch. Under the 10b5-1 Plan, beginning on December 17, 2012 and ending on June 7, 2013, Merrill Lynch is authorized to sell, on behalf of the Reporting Person, up to an aggregate of 90,000 shares of Common Stock, of which 45,000 shares of Common Stock were sold between January 18, 2013 and January 23, 2013, subject to the parameters of the 10b5-1 Plan. All sales under the 10b5-1 Plan are to be made in accordance with the terms, conditions and restrictions of the 10b5-1 Plan and the Reporting Person shall not have any control, influence or authority over sales made pursuant to the 10b5-1 Plan.

CUSIP NO. 73933G 202	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013

By:	/s/ Gary S. Winemaster
Name:	Gary S. Winemaster